EXHIBIT 99.1

Lombard Medical Announces Preliminary 2014 Fourth Quarter and Full Year Revenues

2014 Global Aorfix(TM) Revenue More than Doubled Year-over-Year

IRVINE, Calif., Jan. 8, 2015 (GLOBE NEWSWIRE) -- Lombard Medical, Inc. (Nasdaq:EVAR), a medical device company focused on endovascular aneurysm repair of abdominal aortic aneurysms (AAAs) and manufacturer of the Aorfix™ endovascular stent graft, today announced preliminary revenue for the fourth quarter and full year ended December 31, 2014.

  Global Aorfix revenue for the fourth quarter of 2014 grew 128%¹ to $4.8 million as compared to the prior year period.
  Full year 2014 global Aorfix revenue increased 116% over 2013 to $13.3 million.
  US Aorfix revenue was $1.2 million in the fourth quarter, up 307% over the 2013 fourth quarter and up 20% sequentially from $1.0 million in the 2014 third quarter.
  Total revenue for the year of $13.3 million increased 91%² as compared to $7.0 million in 2013. 2013 total revenue included $0.8 million of contributions from the Company's OEM business, which was divested in December 2013.

"In the fourth quarter, we continued the strong commercial momentum achieved with the Aorfix launch in the US and Japan, and those efforts produced strong procedure and revenue growth for Lombard," said Simon Hubbert, CEO.  "Patient scan flow, a leading indicator of near term revenue, continued to trend up in the fourth quarter.  We anticipate this momentum carrying into 2015 as we continue to roll out Aorfix in the two largest standalone AAA markets through our recently expanded US direct sales force and experienced Japanese distribution partner. "

2015 Revenue Guidance

The Company estimates that the number of Aorfix procedures in its four largest markets (US, Japan, Germany, UK) will more than double in 2015 as compared to 2014 and that pricing will remain stable in those markets. That growth is expected to yield 2015 global revenue of between $18 million and $20 million.

Hubbert continued, "We expect to see Aorfix procedure numbers more than double in our target markets in 2015 as physicians continue to recognize the value of having an 'on-label' treatment for patients with angulated AAA neck anatomy and the superior performance of Aorfix technology in treating patients with tortuous iliac arteries."

The Company closed the year with cash and cash equivalents of $53.3 million.

¹ Total Aorfix revenue growth was 131 percent for the fourth quarter and 115 percent for the full year on a constant currency basis, calculated using 2013 average rates.

² Total revenue growth was 89 percent for the full year on a constant currency basis, calculated using 2013 average rates.

About Lombard Medical, Inc.

Lombard Medical, Inc. is registered in the Cayman Islands and focused on device solutions for the $1.4 billion per annum abdominal aortic aneurysm repair market. The Company's lead product, Aorfix™, is an endovascular stent graft which has been specifically designed to solve the problems that exist in treating complex tortuous anatomy, which is often present in advanced AAA disease. Lombard manufactures its products in Oxfordshire, England and runs US commercial operations and product development activities out of Irvine, CA. Further information on Lombard Medical can be found at www.lombardmedical.com.

FORWARD-LOOKING STATEMENTS

This announcement may contain forward-looking statements that reflect the Company's current expectations regarding future events, including the commercialization and additional regulatory clearances of the Company's products, the Company's liquidity and results of operations, as well as future capital raising activities. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors, including the success of the Company's research and development and commercialization strategies, the uncertainties related to the regulatory process and the acceptance of the Company's products by hospitals and other medical professionals and the risks, uncertainties and other factors described under the heading "Risk Factors" in the Company's prospectus filed with the Securities and Exchange Commission dated April 25, 2014.  The Company undertakes no obligation to update these statements in the future.

CONTACT: Lombard Medical, Inc.
         Bill Kullback, Chief Financial Officer
         Tel: +1 949 748 6764
         bill.kullback@lombardmedical.com

         Pure Communications
         Matthew H Clawson
         Tel: +1 949 370 8500
         matt@purecommunicationsinc.com